First Western Funds Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

November 27, 2020

FILED VIA EDGAR

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, DC 20549

Re:	First Western Funds Trust (the “Trust”) File Nos. 811-22691; 333-180717 Response to Comment on Form N-CSR for the Fiscal Year Ended August 31, 2020

Dear Mr. Ellington

Set forth below is the Trust’s response to an oral comment provided by the Division of Investment Management’s staff (the “Staff”) of the U.S. Securities and Exchange Commission on November 23, 2020, on the Trust’s annual shareholder report on Form N-CSR for the fiscal year ended August 31, 2020.

FORM N-CSR COMMENT

The Staff observed that the Notes to Financial Statements indicate that as of August 31, 2020 there is one record shareholder for each Fund that owns beneficially 94% or more of the outstanding shares of the Fund. The Staff is inquiring why the Funds’ Prospectus does not contain “large shareholder/shareholder concentration” risk disclosure.

Response: The record owners that hold 94% or more of the outstanding shares of each Fund are omnibus accounts that consist of many underlying accounts that are held for beneficial owners who are clients of First Western Trust Bank. The record owners do not have the ability to vote shares of a Fund on any non-routine matters presented to Fund shareholders, nor do they have the ability to redeem any of the underlying Fund shares, without the permission of the underlying beneficial owners. Therefore, we do not believe it is necessary or appropriate to include any disclosure in the Funds’ prospectus pertaining to large shareholder concentration risk since the beneficial ownership of each Fund, with regards to the ability to vote or to redeem those shares, is diffuse.

Thank you for your comment. If you have any questions, please contact me at (513) 346.4181.

Very truly yours,

/s/ Betsy Santen
Assistant Secretary